

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 1, 2006

Mr. Sean P. Hennessy
Senior Vice President – Finance and Chief Financial Officer
The Sherwin-Williams Company
101 Prospect Avenue, N.W.
Cleveland, Ohio 44115-1075

      RE: **Form 10-K for the Fiscal Year ended December 31, 2005**
             Form 10-Q for the Fiscal Quarters ended March 31, 2006, June 30,
             2006 and September 30, 2006
             File No. 1-4851

Dear Mr. Hennessy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

                          Sincerely,

                          Rufus Decker
                          Branch Chief